40-33

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

Jeffrey B. Maletta
D 202.778.9062
F 202.778.9100
jeffrey.maletta@klgates.com

April 16, 2010

<u>***By Hand Delivery***</u>

SEC
Mail Processing
Section

APR 16 2010

Washington, DC
122

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Eaton Vance Municipals Trust (File No. 811-04409)
<u>Filing Pursuant to Section 33 of the Investment Company Act of 1940</u>

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940 please find a copy of the complaint filed in the United States District Court for the District of Massachusetts in a matter encaptioned:

- *Jeffrey Wiener, derivatively on behalf of Eaton Vance Municipals Trust, v. Eaton Vance Distributors, Inc., Benjamin C. Esty, Allen R. Freedman, William H. Park, Ronald A. Pearlman, Helen Frame Peters, Heidi L. Steiger, Lynn A. Stout, Ralph F. Verni, and Thomas Faust*, No. 1:10-cv-10515-DPW.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Jeffrey B. Maletta

Enclosure

RECEIVED
APR 23 2010
The Division of
Investment Management

10000586

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

JEFFREY WIENER, derivatively on behalf of EATON VANCE MUNICIPALS TRUST, Plaintiff, v. EATON VANCE DISTRIBUTORS, INC., BENJAMIN C. ESTY, ALLEN R. FREEDMAN, WILLIAM H. PARK, RONALD A. PEARLMAN, HELEN FRAME PETERS, HEIDI L. STEIGER, LYNN A. STOUT, RALPH F. VERNI, and THOMAS FAUST, Defendants, and EATON VANCE MUNICIPALS TRUST, Nominal Defendant.	Civil Action No.: **JURY TRIAL DEMANDED**

VERIFIED DERIVATIVE COMPLAINT AND DEMAND FOR JURY TRIAL

VERIFIED DERIVATIVE COMPLAINT

1. Plaintiff, through his attorneys, derivatively on behalf of Eaton Vance Municipals Trust ("the Trust"), makes the following allegations for his complaint. The allegations are based upon personal knowledge as to plaintiff and his own acts, and, as to other matters, upon information and belief based upon an investigation conducted by his attorneys, which included a review of the Trust's regulatory filings.

NATURE OF THE ACTION

2. The Trust, nominal defendant herein, is registered with the Securities and Exchange Commission as a series-type open-end management investment company – commonly referred to as mutual funds. This is a derivative lawsuit brought on behalf of the Trust alleging wrongdoing by defendants, who are trustees of the Trust and the principal distributor/underwriter of shares of the Trust. Plaintiff owns shares in the Trust.

3. Plaintiff's claims are based on defendants' continued provision and approval of payments from Trust assets of "asset-based compensation" to broker-dealer firms that hold Trust shares in brokerage accounts, contrary to the Investment Advisers Act of 1940 ("Advisers Act"), the Investment Company Act of 1940 ("ICA"), and *Financial Planning Association v. SEC*, 482 F.3d 481 (D.C. Cir. 2007). Defendants' ongoing provision and approval of these payments, in violation of law, is depleting the assets of the Trust.

4. Under the federal securities laws, broker-dealers advising customers may only receive compensation from transactional commissions (based on the purchase or sale of securities), and may not lawfully receive asset-based compensation (ongoing payments, not related to transactions, but instead calculated as a percentage of average daily net value of assets held in customer accounts, hereinafter referred to as "Asset-Based Compensation"). To receive

Asset-Based Compensation, a broker-dealer firm must be registered as an investment adviser under the Advisers Act (known as a "dual registrant") and offer an "advisory account" (as opposed to a brokerage account) to hold the shares – *i.e.*, an account that provides the client with the investor protections and benefits of the Advisers Act.

5. In violation of those laws, the Trust and its distributor/underwriter are paying Asset-Based Compensation to broker-dealers with respect to mutual fund shares held in brokerage accounts rather than advisory accounts. These payments are financed from daily deductions from the Trust's assets.

6. This action seeks declaratory and injunctive relief to terminate the Trust's unlawful payments of Asset-Based Compensation on shares held in brokerage accounts; restitution to the Trust from the distributor/underwriter of past unlawful payments; and damages from the Trustees resulting from their breaches of the fiduciary duties of loyalty and due care and their wasting of Trust assets.

JURISDICTION AND VENUE

7. This Court has federal question subject matter jurisdiction over all claims asserted herein pursuant to 15 U.S.C. § 80a-43, and 28 U.S.C. § 1331 and § 1337, because each claim involves issues arising under the ICA, and the rules and regulations thereunder, and this Court has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a). This action is not a collusive one to confer jurisdiction that the Court would otherwise lack.

8. This Court has personal jurisdiction over each of the defendants because the Trust's principal place of business is located within this District and all of the defendants have conducted business in this District, including business relating to the claims herein being asserted on behalf of the Trust.

9. Venue is proper in this Court pursuant to 28 U.S.C. § 1391(b)(2) and 15 U.S.C. § 80a-43 because the Trust maintains its headquarters within this District and because many of the acts complained of herein occurred in this District.

THE PARTIES

10. Plaintiff Jeffrey Wiener is a resident of Florida. Plaintiff is invested in Class C shares of the Eaton Vance National Municipal Income Fund, a series of the Trust, and is therefore a shareholder in the Trust. (Prior to December 1, 2009, the series was named Eaton Vance National Municipals Fund). Plaintiff has been a shareholder in the Trust continuously since May 17, 2007. Plaintiff's shares are held in a brokerage account at Robert W. Baird & Co. Incorporated.

11. Nominal defendant, the Trust, is a Massachusetts business trust. The Trust maintains its principal place of business at Two International Place, Boston, MA 02110. The Trust is classified under the ICA as a series-type open-end management investment company, and issues shares in twenty-five series, or portfolios. The series are also divided into different share classes. The Trust holds net assets of approximately $9.8 billion.

12. Defendant Benjamin C. Esty is a current trustee of the Trust. He has served since 2005, and has been classified by the Trust as an independent board member for purposes of the ICA.

13. Defendant Allen R. Freedman is a current trustee of the Trust. He has served since 2007, and has been classified by the Trust as an independent board member for purposes of the ICA.

14. Defendant William H. Park is a current trustee of the Trust. He has served since 2003, and has been classified by the Trust as an independent board member for purposes of the ICA.

15. Defendant Ronald A. Pearlman is a current trustee of the Trust. He has served since 2003, and has been classified by the Trust as an independent board member for purposes of the ICA.

16. Defendant Helen Frame Peters is a current trustee of the Trust. She has served since 2008, and has been classified by the Trust as an independent board member for purposes of the ICA.

17. Defendant Heidi L. Steiger is a current trustee of the Trust. She has served since 2007, and has been classified by the Trust as an independent board member for purposes of the ICA.

18. Defendant Ralph F. Verni is a current trustee of the Trust. He has served since 2005, and has been classified by the Trust as an independent board member for purposes of the ICA. He has served as Chairman of the Board of Trustees since 2007.

19. Defendant Thomas E. Faust Jr. is a current trustee of the Trust. He has served since 2007, and has been classified by the Trust as an interested board member for purposes of the ICA. The defendants referenced in ¶¶ 12-19 are referred to collectively herein as the "Trustee Defendants."

20. Defendant Eaton Vance Distributors, Inc. ("Eaton Vance Distributors") is a Massachusetts corporation with its principal place of business at Two International Place, Boston, MA 02110. Eaton Vance Distributors is a wholly-owned subsidiary of Eaton Vance Corporation (NYSE: EV). Eaton Vance Distributors acts as the principal underwriter/distributor for shares in the Trust. Eaton Vance Distributors is a broker-dealer member of the Financial Industry Regulatory Authority (FINRA), formerly known as NASD. Pursuant to a distribution agreement with the Trust, Eaton Vance Distributors enters into selling agreements with retail

broker-dealers, who act in an agency capacity for Eaton Vance Distributors and the Trust in the distribution of shares of the Trust to members of the public.

STATUTORY AND REGULATORY BACKGROUND

Broker-Dealers Are Prohibited From Receiving Asset-Based Compensation With Respect To Brokerage Accounts

21. Pursuant to the ICA, and SEC Rule 38a-1 promulgated thereunder, *see* 17 C.F.R. § 270.38a-1, the trustees of a mutual fund series have primary responsibility to ensure compliance with the federal securities laws by service providers acting on behalf of the mutual funds, such as the funds' distributor and investment manager. The Advisers Act is one of the federal securities laws that the trustees are required to enforce. *See* 17 C.F.R. § 270.38a-1(e)(1) (defining "Federal Securities Laws" to include the Advisers Act).

22. The Advisers Act mandates certain disclosure, liability, record keeping and conflict management requirements to protect the clients of professional investment advisers. Unless a statutory exclusion applies, the Advisers Act applies to full service broker-dealer firms[1] because those firms make securities recommendations, conduct suitability reviews, and otherwise provide investment advice to their customers. *See* Section 202(a)(11), 15 U.S.C. § 80b-2(11) ("investment adviser" defined as "any person who, for compensation, engages in the business of advising others. . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities"). A broker-dealer firm may comply with the Advisers Act by registering as an investment adviser. A firm that is registered as a broker-dealer and as an investment adviser is commonly referred to as a "dual registrant."

[1] Broker-dealer firms are regulated by the Securities Exchange Act of 1934, which defines a "broker" as "any person engaged in the business of effecting transactions in securities for the account of others" and a "dealer" as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise." 15 U.S.C. § 78c(a)(4)(A), (5)(A). Firms acting as a broker are commonly referred to as "brokerage firms" or "broker-dealers."

23. Broker-dealers may avoid Advisers Act regulation if a statutory exclusion applies. Pursuant to what is known as the "Broker-Dealer Exclusion," the Advisers Act excludes from the definition of investment adviser "any broker or dealer whose performance of such services [advice] is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor." 15 U.S.C. § 80b-2(11)(C).

24. The Broker-Dealer Exclusion "amounts to a recognition that brokers and dealers commonly give a certain amount of advice to their customers in the course of their regular business and that it would be inappropriate to bring them within the scope of the [Advisers Act] merely because of this aspect of their business." *Opinion of the General Counsel Relating To Section 202(a)(11)(C) of the Investment Advisers Act of 1940*, Investment Advisers Act Release No. 2 (Oct. 28, 1940), 11 Fed. Reg. 10996 (Sept. 27, 1946).

25. The term "special compensation" means any form of compensation other than transactional commissions. *See* S. Rep. No. 76-1775, 76th Cong., 3d Sess. 22 (1940) (section 202(a)(11)(C) of the Advisers Act applies to broker-dealers "insofar as their advice is merely incidental to brokerage transactions for which they receive *only* brokerage commissions.") (emphasis added). Accordingly, Asset-Based Compensation is "special compensation" under the statute because it is not a transactional commission.

26. As a result of the Broker-Dealer Exclusion, the *form of compensation* that a broker-dealer receives on a particular customer account is typically determinative of what law governs the account. Accounts maintained by the broker-dealer that are subject to the Advisers Act are commonly referred to as "advisory accounts." Accounts excluded from the Advisers Act, and subject only to broker-dealer regulation (the Securities Exchange Act and FINRA rules)

are known as "brokerage accounts." A broker-dealer that is not a dual registrant cannot offer advisory accounts.

27. That clear distinction -- a broker-dealer offering brokerage accounts can receive only transactional commissions, while an investment adviser (or dual registrant) offering advisory accounts can receive Asset-Based Compensation or hourly fees -- worked well for decades following the enactment of the Advisers Act.[2]

28. By the 1990's, the lines had blurred. Many broker-dealers were holding their representatives out to the public as trusted advisers, rather than as mere stockbrokers or product pushers, even though they were not registered as investment advisers. Moreover, with a roaring bull market increasing the value of customers' accounts, many in the broker-dealer industry became dissatisfied with the Broker-Dealer Exclusion's bar on Asset-Based Compensation. Yet, most broker-dealers avoided becoming dual registrants offering advisory accounts, because the fiduciary standard of care required under the Advisers Act is higher than the "salesman" standard under the Exchange Act and FINRA rules for broker-dealers and brokerage accounts.[3]

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[2] *See Certain Broker-Dealers Deemed Not To Be Investment Advisers*, SEC Release No. 34-51523, 70 Fed. Reg. 20424 (Apr. 19, 2005) ("2005 Final Rule Release") ("Many broker-dealers are also registered with us as advisers because of the nature of the services they provide or the form of compensation they receive. Until recently, the division between broker-dealers and investment advisers was fairly clear, and the regulatory obligations of each fairly distinct. Of late, however, the distinctions have begun to blur, raising difficult questions regarding the application of statutory provisions written by Congress more than half a century ago.").

[3] A 204-page SEC-sponsored report, published on January 8, 2008, authored by the RAND Corporation, titled "Investor and Industry Perspectives on Investment Advisers and Broker-Dealers," (available at www.sec.gov/news/press/2008/2008-1.htm) ("RAND Report"), contains an extensive comparison of the legal duties owed by broker-dealers versus investment advisers. The RAND Report observes that "unlike broker-dealers, federally registered investment advisers owe fiduciary obligations to their clients as a *categorical* matter. . . such obligations require the adviser to act solely with the client's investment goals and interests in mind, free from any direct or indirect conflicts of interest that would tempt the adviser to make recommendations that would also benefit him or her. . . ." Report at 13 (emphasis in original). The RAND Report notes that its discussion of the differences in regulation between broker-dealers and investment advisers "is by no means a complete exegesis of the copious regulatory distinctions within these fields, which would require volumes." RAND Report at 7 n.1.

29. In the 1990's, the broker-dealer industry convinced the SEC that it would be good policy for broker-dealers to be able to receive Asset-Based Compensation on brokerage accounts, primarily relying on the argument that Asset-Based Compensation eliminated the incentive to churn accounts for transactional commissions. *See, e.g.,* Report of the Committee on Compensation Practices (April 10, 1995) (known as the Tully Report), available at www.sec.gov/news/studies/bkrcomp.txt.[4]

30. The SEC obliged by invoking another statutory exclusion -- the SEC Designates Exclusion, *see* 15 U.S.C. § 80b-2(11)(F) -- which allows the SEC to designate by regulation or order "such other persons not within the intent of this paragraph" to be excluded from the Advisers Act. Through a series of "no action" positions and temporary regulations, culminating with the promulgation of a new regulation -- SEC Rule 202(a)(11)-1, 17 C.F.R. § 275.202(a)(11)-1 -- the SEC used the SEC Designates Exclusion to authorize broker-dealers to receive Asset-Based Compensation with respect to brokerage accounts.[5]

31. The Rule required broker-dealer firms, as a condition to their ability to receive "special compensation," to inform their customers that their "account is a brokerage account and not an advisory account," and that arrangements with "people who compensate us based on what you buy" may create conflicts of interest, among other disclosures. *See* 17 C.F.R. § 275.202(a)(11)-1(a)(1)(ii).

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[4] According to the Tully Report, "[t]he most important role of the [broker-dealer] registered representative is, after all, to provide investment counsel to individual clients, not to generate transaction revenues. The prevailing commission-based compensation system inevitably leads to conflicts of interest among the parties involved." *Id.* at 4.

[5] The Final Rule states that a broker or dealer "will not be deemed to be an investment adviser based solely on its receipt of special compensation" if certain disclosure and other conditions are met, and that a broker or dealer "is an investment adviser solely with respect to those accounts for which it provides services or receives compensation that subject to the broker or dealer to the Advisers Act." *See* 17 C.F.R. § 275.202(a)(11)-1(a)(1) and (c)

32. The Rule was subsequently vacated in its entirety by the Court of Appeals for the D.C. Circuit in *Financial Planning Ass'n,* 482 F.3d at 493. The court ruled that the SEC lacked the authority to contradict the Broker-Dealer Exclusion and its prohibition on special compensation. *Id.*[6]

33. At the SEC's request, the court stayed its mandate for six months, until October 1, 2007. *See* 2007 U.S. App. LEXIS 15169 (D.C. Cir. June 25, 2007).

34. Accordingly, as of October 1, 2007, broker-dealers can not receive Asset-Based Compensation with respect to brokerage accounts, but must instead either (a) receive their compensation solely in the form of transactional commissions or (b) provide advisory accounts, subject to the Advisers Act, to hold the shares, in which case Asset-Based Compensation may be received.

The Trust And Its Board Have Primary Responsibility To Enforce Compliance With The Advisers Act By Eaton Vance Distributors And Its Agents, The Retail Broker-Dealers

35. Mutual funds organized as trusts, such as the Trust, are governed by a Board of Trustees. As stated in Section 36(a) of the ICA, and under governing state law, mutual fund directors and trustees have a fiduciary duty of care to the Trust -- the highest standard of care known in the law. By reason of their positions as trustees, the Trustee Defendants owed the

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[6] The dissenting opinion agreed with the majority that Asset-Based Compensation is "special compensation." *Financial Planning Ass'n*, 482 F.3d at 494. The dissent also agreed with the majority that "a broker-dealer who receives any kind of compensation other than commission does not come within the [Broker-Dealer Exclusion], even if he, too, provides advice solely as an incident to his business as a broker-dealer." *Id.* However, unlike the majority, the dissenting judge would have allowed the SEC to proceed under the SEC Designates Exclusion to authorize "special compensation," based on the judge's view that the "other persons" language in the SEC Designates Exclusion is ambiguous, and that the SEC had made a reasonable interpretation of its rulemaking authority to classify broker-dealers that receive "special compensation" as "other persons." *Id.* Therefore, the *Financial Planning Association* decision reflects that the SEC, the D.C. Circuit Court of Appeals majority, and the dissenting judge, were all in agreement that Asset-Based Compensation is "special compensation" and that broker-dealers are prohibited by the Advisers Act from receiving such compensation, unless SEC Rule 202(a)(11)-1 was a valid exercise of SEC rulemaking authority.

Trust and its shareholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Trust in a fair, just, honest and equitable manner.

36. Section 36(a) also codifies that the service providers to an investment company, including the distributor/underwriter (here, Eaton Vance Distributors), owe a fiduciary duty to the investment company and its shareholders. The service providers – who already have a fiduciary duty to maximize income for their own shareholder (in this case, Eaton Vance Corp., a publicly-traded company) – nevertheless must, under the ICA, act in the best interests of the mutual fund and *its* shareholders, which gives rise to an impossible conflict of interest. Therefore, the fundamental purpose and structure of the ICA is to require the independent board members – the only non-conflicted advocates for the fund and its shareholders – to actively police the service providers' compliance with their fiduciary duties to the fund and its shareholders.

37. Since mutual fund operations are conducted entirely through its conflicted service providers, an essential aspect of the board's fiduciary duty under the ICA is to oversee the compliance of service providers with the federal securities laws, including the Advisers Act, as stated by SEC Rule 38a-1, to ensure that shareholders are not harmed. This "watchdog" role, imposed on mutual fund boards by the ICA, does not exist in any other type of company in America.[7]

[7] As explained by the Investment Company Institute ("ICI"), the mutual fund industry's Washington D.C.-based lobbying organization: "Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the fund's investors. This unique `watchdog' role, which does not exist in any other type of company in America, provides investors with the confidence of knowing that directors oversee the advisers who manage and service their investments. In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company." *See* Brochure titled "Understanding the Role of Mutual Fund Directors" (1999) available at www.ici.org.

38. Rule 38a-1 was adopted following a series of scandals that rocked the mutual fund industry in 2003, in which service providers to some mutual funds were discovered to be making improper and illegal arrangements abusive to fund investors, due to inadequate or ineffective oversight by fund directors/trustees. *See* Final Rule, Promulgating Release No. IC-26299, 2003 SEC LEXIS 2980 (Dec. 17, 2003) at 6 (stating that "unlawful conduct involving a number of fund advisers, broker-dealers, and other service providers. . . confirms the need for these rules. . . [the service providers] placed the. . . business interests of the fund adviser ahead of the interests of fund shareholders, thus breaching their fiduciary obligations to the funds involved and their shareholders.").[8]

39. In reaction to these scandals, on December 24, 2003, the SEC adopted new Rule 38a-1 under the ICA, which mandates certain practices designed to strengthen the ability of mutual fund boards to effectively exercise their duty to prevent, detect and correct violations of the federal securities laws by service providers.

40. In particular, Rule 38a-1 requires the board of a mutual fund to approve the written compliance policies and procedures in place at each service provider, including the

The ICI also stated in its 1999 brochure: "Because mutual fund directors are, in essence, looking out for shareholders' money, the law holds directors to a very high standard of behavior in carrying out their responsibilities. They must act with the same degree of care and skill that a reasonably prudent person would use in the same situation or in connection with his or her own money. Lawyers call this being a 'fiduciary' or having a 'fiduciary duty.'" *Id.*

[8] *See also* "Special Report: Breach of Trust," BusinessWeek (Dec. 15, 2003) (available at www.businessweek.com); "The Mutual Fund Scandal: Unfair Fight," Newsweek (Dec. 8, 2003) (www.newsweek.com/id/60819); Alan R. Palmiter, "The Mutual Fund Board: A Failed Experiment In Regulatory Outsourcing," 1 Brook. J. Corp. Fin. & Com. L. 165 (Fall 2006); Patrick E. McCabe, "The Economics Of The Mutual Fund Trading Scandal," Board of Governors of the Federal Reserve System staff working paper # 2009-06 (available at www.federalreserve.gov).

distributor, that are reasonably designed to prevent, detect and correct violations of the federal securities laws, including the ICA and the Advisers Act.[9]

41. Rule 38a-1 also requires the board to elect a Chief Compliance Officer ("CCO"). The CCO is required to provide an annual written report to the board that addresses the operation of the compliance policies and procedures of the mutual fund and each of its service providers. The report must also address any "material compliance matter," which is defined to include a violation of the federal securities laws by the service provider "or agents thereof." *See* 17 C.F.R. § 270.38a-1(e)(2)(i).

42. In addition, the CCO is required to meet in executive session with the independent trustees at least once each year, without the presence of anyone else (such as fund management or interested trustees), other than independent counsel to the independent trustees. This allows the CCO and independent trustees to speak freely about any sensitive compliance issues of concern to any of them, including any reservations about the cooperativeness or compliance practices of fund management or service providers.

43. Accordingly, the Trustee Defendants have primary responsibility for service providers' compliance with the federal securities laws, including compliance with the requirements of the Advisers Act, as applicable, in connection with the distribution of Trust shares. The Trustee Defendants were required to review and approve the compliance policies and procedures in place at Eaton Vance Distributors. The Trustee Defendants were required to hold formal annual board reviews, since at least June 4, 2006, in which the Trustees were

[9] The following deadlines were established in connection with the implementation of initial Rule 38a-1: board approval of the compliance policies and procedures of the mutual fund and each of its service providers was required by October 5, 2004; the first annual review of the adequacy and effectiveness of the funds' and service providers' policies and procedures was due by April 5, 2006; and the first annual report by the CCO to the board to address the results of the annual compliance review was required by June 4, 2006.

required to evaluate the adequacy and effectiveness of Eaton Vance Distributors' compliance procedures.

44. The Trust's CCO reports directly to the Trust's Board of Trustees. The CCO is required to make annual compliance reports to the Board of Trustees, including reports of any "material compliance matters" facing Eaton Vance Distributors and the retail broker-dealers that act as sub-agents for Eaton Vance Distributors, including, specifically, any issues concerning compliance with the Advisers Act. The CCO is also required to meet at least annually in executive sessions with the independent Trustees to discuss "material compliance matters."

DEFENDANTS' DUTY TO COMPLY WITH THE ADVISERS ACT

45. The Trust has elected to act as the distributor of its own shares. *See* SEC Rule 12b-1, 17 C.F.R. § 270.12b-1(a)(2) ("a company will be deemed to be acting as a distributor of securities of which it is the issuer. . . if it engages directly or indirectly in financing [distribution activities]"). The Trust is financing distribution activities, including making compensation payments to broker-dealers for sales of Trust shares and for on-going servicing of shareholders, out of Trust assets, as allowed by SEC Rule 12b-1. Rule 12b-1 is silent on the form of compensation. The Trust is financing both transactional commissions and payments of Asset-Based Compensation to broker-dealers out of its assets.

46. Because the Trust has elected to act as the distributor of its own shares, Eaton Vance Distributors is acting on behalf of the Trust on an agency basis. Pursuant to a contractual commitment in the distribution agreement between the Trust and Eaton Vance Distributors, the Trust pays Asset-Based Compensation to Eaton Vance Distributors. In turn, Eaton Vance Distributors sub-appoints retail broker-dealer firms to distribute Trust shares and receive compensation for servicing shareholders on an agency basis on behalf of the Trust (again, because the Trust has elected to act as distributor of its own shares). The Asset-Based

Compensation is calculated based on the average daily net asset values of the particular shares held by each respective sub-agent broker-dealer's customer accounts holding Trust shares.[10] In addition, according to the Trust's SEC filings, Eaton Vance Distributors makes "marketing support" and/or "administrative services" payments to broker-dealers based on daily net asset values of shares held in customer accounts. These payments are ongoing, which means that they continue to be made to the particular broker-dealer for as long as the shareholder owns Trust shares held in an account serviced by that broker-dealer.

47. Since October 1, 2007, the Trust and Eaton Vance Distributors have continued to make unlawful Asset-Based Compensation payments with respect to Trust shares held in brokerage accounts. In the language of SEC Rule 38a-1, these violations of the Advisers Act by the Trust's service provider (Eaton Vance Distributors) and its agents (the retail broker-dealers) constitute a "Material Compliance Matter" that the Trust is obligated to prevent, detect and correct.[11] In other words, by authorizing payments in violation of the Advisers Act, the Trust and the board are in violation of their obligations under the ICA to police for violations of the Advisers Act.

48. These unlawful payments of Asset-Based Compensation to broker-dealers in connection with brokerage accounts improperly deplete the assets of the Trust, and deprive Trust shareholders of the protections and benefits of the advisory accounts to which they are entitled under applicable law.

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[10] For example, the Trust funds payments of approximately $13 million annually in Asset-Based Compensation to broker-dealers pursuant to a Rule 12b-1 distribution plan for Class C shares.

[11] Moreover, Rule 12b-1 also requires the Trustees to review "at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made," thus providing the board with numerous additional opportunities to ascertain that Asset-Based Compensation was improperly being paid in connection with brokerage accounts.

49. Specifically, in the period from July 22, 2005 (the effective date of the disclosure requirements of SEC Rule 202(a)(11)-1)[12] to September 30, 2007, the Trustee Defendants failed to ascertain whether Eaton Vance Distributors had compliance policies and procedures in place to ensure that broker-dealers receiving Asset-Based Compensation payments in connection with Trust shares held in brokerage accounts that were opened in that period were in compliance with the conditions set forth in former SEC Rule 202(a)(11)-1 for receipt of such compensation. In the period from October 1, 2007 to present, the Trustee Defendants failed to ascertain whether Eaton Vance Distributors had compliance policies and procedures in place to ensure that Asset-Based Compensation is paid only to registered investment advisers, or broker-dealers that are dual registrants, and that Trust shares upon which such compensation is paid are held in advisory accounts governed by the Advisers Act.

50. One way to maintain compliance with Section 36(a) and SEC Rule 38a-1 is to promptly void unlawful contractual commitments. The drafters of the ICA anticipated this need by including Section 47(b) in the ICA, 15 U.S.C. § 80a-46(b), which provides that "either party" to "a contract that is made, or whose performance involves, a violation of [the ICA], or of any rule, regulation, or order thereunder," may request "a court" to void the contract, or partial rescission if the "lawful portion. . . may be severed from the unlawful portion of the contract."

51. Together, the foregoing provisions of the Advisers Act and the ICA prohibit broker-dealers advising shareholders of mutual funds from receiving Asset-Based Compensation on brokerage accounts, *and make it the affirmative obligation of the boards of mutual funds to*

[12] The Final Rule's revised disclosure requirements applied to brokerage accounts opened on or after July 22, 2005 for which broker-dealers were relying on the new rule to receive "special compensation." *See* 70 Fed. Reg. 20424, 20441 (Apr. 19, 2005).

police compliance, including pursuing legal actions to void the fund's contractual commitments to pay such illegal compensation.

ADDITIONAL DERIVATIVE AND DEMAND REQUIREMENT ALLEGATIONS

52. In addition to the allegations set forth above, as described below, plaintiff brings this action derivatively in the right and for the benefit of the Trust to redress injuries suffered and to be suffered by the Trust as a direct result of the violations of law by Eaton Vance Distributors and the Trustee Defendants, for which demand on the Trust's Board of Trustees was made. The Trust is named as a nominal defendant solely in a derivative capacity.

53. Plaintiff will adequately and fairly represent the interests of the Trust and its shareholders in enforcing and prosecuting their rights.

54. Through his attorneys, plaintiff made demand on the Trust's Board of Trustees. By letter dated September 17, 2009, plaintiff demanded that the board cause the Trust and its service providers to cease funding and paying Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States, to restore to the Trust certain of such payments made in the past, and to remedy the Trustees' breaches of their fiduciary duties of loyalty and due care, and their waste of Trust assets. *See* Exhibit 1.

55. By letter dated February 8, 2010, counsel to the Board of Trustees of the Trust wrote that "the Board has considered these matters thoroughly and has determined, in the exercise of its reasonable business judgment, that the payments identified in the Demand Letter do not result in violations of law and that it would not be in the best interests of the Trust or its shareholders to take the actions identified in the Demand Letter." *See* Exhibit 2. The letter concedes that the payments at issue are "asset-based compensation," but reports that the Board of Trustees purportedly concluded that asset-based compensation does not constitute "special compensation," for purposes of the Broker-Dealer Exclusion, "in all instances." *Id.* at 5.

56. The board's response to the demand is a wrongful refusal to act, for the reasons stated in this complaint, and no business judgment is involved in deciding to continue to violate the federal securities laws. In any event, the federal policies underlying the claims asserted herein preempt any state law rules of internal corporate governance as grounds for terminating this litigation. Accordingly, the prosecution of these claims on a shareholder derivative basis is appropriate.

FIRST CAUSE OF ACTION

Contract Voiding Pursuant to Section 47(b) Of The ICA Against Defendant Eaton Vance Distributors

57. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

58. Section 47(b) of the ICA provides that a contract made in violation of the ICA, or whose performance involves (or will involve in the future) a violation of the ICA, or any rule or regulation thereunder, is unenforceable by either party, and provides for whole or partial rescission and restitution.

59. A fundamental purpose and structure of the ICA is to require independent board members – the only non-conflicted advocates for the Trust and its shareholders – to actively police the service providers' compliance with their fiduciary duties to the Trust and its shareholders, as reflected in ICA Section 36(a) and SEC Rule 38a-1 promulgated thereunder.

60. The Trust has elected to act as distributor of its own shares, and has contractual commitments to pay Eaton Vance Distributors and its sub-agents, the retail broker-dealers, Asset-Based Compensation in connection with Trust shares held in brokerage accounts. These payments violate the Advisers Act, one of the federal securities laws that the Trust and its board are required to enforce.

61. By the plain language of SEC Rule 38a-1, it is the responsibility of the board to police the service providers (including Eaton Vance Distributors) and their agents (the retail broker-dealers that act on its behalf) who are receiving compensation from the Trust for compliance with the federal securities laws. When there is an actual violation of the Advisers Act by Eaton Vance Distributors or its agents -- a "Material Compliance Matter" in the language of SEC Rule 38a-1 -- then the board is compelled to act to correct the violation. Therefore, voiding or reforming any contract containing payment provisions that violate the federal securities laws (Material Compliance Matters) is not merely an option for the board but an affirmative obligation.

62. The Trust is obligated to void the broker-dealer compensation provisions in its Distribution Agreement between the Trust and Eaton Vance Distributors, because performance involves violations of the ICA and SEC Rule 38a-1. By authorizing payments in violation of the Advisers Act, the Trust and the board are in violation of their obligations under the ICA to police for violations of the Advisers Act by the Trust's service providers and agents of service providers.

63. Past unlawful payments to Eaton Vance Distributors and its sub-agents pursuant to the Distribution Agreement constitute unjust enrichment to be restituted to the Trust by Eaton Vance Distributors, as follows: for the period July 22, 2005 to September 30, 2007, the amount of past payments of Asset-Based Compensation to Eaton Vance Distributors and/or its sub-agents in connection with Trust shares held in brokerage accounts in which the requirements of former SEC Rule 202(a)(11)-1 were not satisfied, and for the period of October 1, 2007 to present, the amount of Asset-Based Compensation in connection with Trust shares held in brokerage accounts paid to Eaton Vance Distributors and/or its sub-agents.

SECOND CAUSE OF ACTION

Breach of Contract Against Defendant Eaton Vance Distributors

64. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

65. The Trust has elected to act as distributor of its own shares, and has a distribution agreement with Eaton Vance Distributors and its sub-agents, the retail broker-dealers, for providing service to shareholders on an agency basis on behalf of the Trust, and for payment of compensation from Trust assets to Eaton Vance Distributors and the sub-agent retail broker-dealers. In the distribution agreement, Eaton Vance Distributors, on behalf of itself and its sub-agent broker-dealers, warrants that it will comply with the federal securities laws.

66. In material breach of its contractual promise, Eaton Vance Distributors receives Asset-Based Compensation from the Trust in connection with Trust shares held in brokerage accounts at its sub-agent retail broker-dealers in violation of the Advisers Act. In further breach of its contractual promise to abide by the federal securities laws, Eaton Vance Distributors makes payments of Asset-Based Compensation to the sub-agent retail broker-dealers who maintain brokerage accounts holding Trust shares in violation of the Advisers Act.

67. To be in compliance with the Advisers Act, Eaton Vance Distributors and its sub-agent retail broker-dealers are required to either (i) hold Trust shares in advisory accounts, not brokerage accounts, in order to lawfully receive Asset-Based Compensation or (ii) receive transactional commissions only.

68. As a result of Eaton Vance Distributors' breaches, there has been a *per se* waste of Trust assets for illegal payments, causing harm to the Trust and its shareholders. In addition, Eaton Vance Distributors' breaches of contract caused Trust shareholders to be deprived of advisory accounts subject to the investor protections and benefits of the Advisers Act.

69. The Trust's damages equal, for the period of July 22, 2005 to September 30, 2007, the amount of past payments of Asset-Based Compensation to Eaton Vance Distributors and/or its sub-agents in connection with Trust shares held in brokerage accounts in which the requirements of former SEC Rule 202(a)(11)-1 were not satisfied, and for the period of October 1, 2007 to present, the amount of Asset-Based Compensation in connection with Trust shares held in brokerage accounts paid during the period to Eaton Vance Distributors and/or its sub-agents.

THIRD CAUSE OF ACTION

Breach of Fiduciary Duty Against The Trustee Defendants

70. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

71. The Trustee Defendants are fiduciaries of the Trust and of all of its shareholders and owe them the duty to conduct the affairs of the Trust loyally, faithfully, carefully, diligently and prudently. This cause of action is asserted based upon the Trustee Defendants' acts in violation of state law, which acts constitute breach of fiduciary duty.

72. Each of the Trustee Defendants participated in the acts of mismanagement alleged herein, or acted in reckless disregard of the facts and law known to them, and failed to exercise due care to prevent the misuse of Trust assets. The Trustee Defendants became aware, or should have become aware through reasonable inquiry, of the facts alleged herein including, among others, the deficiencies in the compliance policies and procedures of the Trust and its service providers permitting unlawful payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts. The Trustee Defendants thereby breached their duty of care and loyalty to the shareholders of the Trust by failing to act as ordinary prudent persons would have acted in a like position.

73. Each of the Trustee Defendants also engaged in an intentional dereliction of duty and demonstrated a conscious disregard for his or her responsibilities. The Board of Trustees had an affirmative duty to investigate the legality of the broker-dealer compensation payments, including through mandated quarterly reviews of 12b-1 fee payments, annual compliance reviews of service providers, and responding to "material compliance matters" as defined by SEC Rule 38a-1, including determining whether Trust shares were held in brokerage accounts. The Trustee Defendants thereby acted in bad faith to the shareholders of the Trust by failing to act as ordinary prudent persons would have acted in a like position.

74. As a result of the foregoing, the Trust has suffered considerable damage to and material diminution in the value of its assets paid as illegal compensation to Eaton Vance Distributors and its sub-agents.

75. Each of the Trustee Defendants, singly and in concert, engaged in the aforesaid conduct in reckless disregard and/or intentional breach of his or her fiduciary duties to the Trust.

76. Plaintiff, on behalf of the Trust, seeks declaratory and injunctive relief and damages and other relief for the Trust as hereinafter set forth.

FOURTH CAUSE OF ACTION

Waste of Trust Assets Against The Trustee Defendants

77. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

78. As a result of authorizing unlawful Asset-Based Compensation to be paid from Trust assets to Eaton Vance Distributors and its sub-agents, and by failing to properly consider the interests of the Trust and its shareholders by failing to conduct proper supervision, the Trustee Defendants have caused a *per se* waste of valuable Trust assets through illegal payments from Trust assets.

79. As a result of the waste of Trust assets, the Trustee Defendants are liable to the Trust.

80. The Trust has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment on behalf of the Trust as follows:

(a) Determining that this action is a proper derivative action maintainable under law, that the demand requirement was satisfied, and that demand was wrongfully refused;

(b) Against each Defendant for restitution and/or damages in favor of the Trust and its shareholders;

(c) Declaratory and injunctive relief as permitted by law, including attaching, impounding, imposing a constructive trust on, or otherwise restricting the Asset-Based Compensation previously paid to Eaton Vance Distributors and enjoining the Trust and Eaton Vance Distributors from any further payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States;

(d) Awarding pre-judgment interest on all monetary damages;

(e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

(f) Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: March 26, 2010

BERMAN DEVALERIO

/s/ Glen DeValerio
Glen DeValerio (BBO #122010)
gdevalerio@bermandevalerio.com
One Liberty Square
Boston, MA 02109
Telephone: (617) 542-8300
Facsimile: (617) 542-1194

Michael C. Spencer
mspencer@milberg.com
Janine L. Pollack
jpollack@milberg.com
MILBERG LLP
One Pennsylvania Plaza
New York NY 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Lee A. Weiss
lweiss@bwgfirm.com
BROWNE WOODS GEORGE LLP
49 West 37th Street, 15th Floor
New York, NY 10018
Telephone: (212) 354-4901
Facsimile: (212) 354-4904

Ronald A. Uitz
ron877@yahoo.com
UITZ & ASSOCIATES
1629 K Street, N.W. Suite 300
Washington, D.C. 20006
Telephone: (202) 296-5280
Facsimile: (202) 521-0619

Richard J. Lantinberg, Esq.
RLantinberg@whmlegal.com
WILNER HARTLEY & METCALF, P.A.
444 E. Duval Street
Jacksonville, FL 32202
Telephone: (904) 446-9817
Facsimile: (904) 446-9825

Attorneys for Plaintiff

VERIFICATION

I, Jeffrey Wiener, under penalties of perjury, state that I have read the foregoing Verified Derivative Complaint and authorize its filing, and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: March 22 2010

Jeffrey Wiener

EXHIBIT 1

MILBERG LLP

NEW YORK
LOS ANGELES
TAMPA
DETROIT

Michael C. Spencer
Direct Dial: 212-946-9450
mspencer@milberg.com

September 17, 2009

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Board of Trustees
Eaton Vance Municipals Trust
Two International Place
Boston, MA 02110

Re: Shareholder Demand For Cessation and Restoration of Certain Payments to Broker-Dealers

Dear Members of the Board of Trustees:

This letter is a shareholder demand that the Board of Trustees of Eaton Vance Municipals Trust ("the Trust"), a mutual fund series trust, immediately (a) cause the Trust to cease funding and permitting the payment of ongoing non-transactional asset-based compensation ("Asset-Based Compensation") to broker-dealers in connection with Trust shares held in brokerage accounts in the United States, and (b) take all necessary and reasonable steps to restore to the Trust all past payments of such Asset-Based Compensation.

This letter is submitted on behalf of Jeffrey Wiener who owns Class C shares of the Eaton Vance National Municipals Fund (ECHMX), which is one of twenty-eight mutual funds that comprise the Trust. His shares are held in a brokerage account at Robert W. Baird & Co. Incorporated.

The Trust has elected to act as distributor of shares of which it is the issuer. Pursuant to written distribution plans adopted by the Board, the Trust pays for distribution-related services from the Trust's assets, including payments of Asset-Based Compensation to broker-dealers.

The Trust has appointed Eaton Vance Distributors, Inc. ("EVD") as the Trust's exclusive agent for performing distribution-related services, either directly or through third-parties. Distribution agreements between the Trust and EVD authorize payments of Asset-Based Compensation to broker-dealers. These payments are set at an annual percentage of average daily net asset values of shares of the Trust and are disbursed monthly. Additional Asset-Based Compensation payments to broker-dealers are described in the fund prospectuses as payments for "marketing support" or "administrative services."

Payment of Asset-Based Compensation to broker-dealers in connection with brokerage accounts is unlawful under the Investment Company Act of 1940 ("ICA"), the Investment Advisers Act of 1940 ("Advisers Act"), and *Financial Planning Association v. SEC*, 482 F.3d 481 (D.C. Cir. 2007). The Trustees' ongoing provision and approval of these payments, in violation of law, is unlawfully depleting the assets of the Trust.

<u>The Trustees' Duty To Enforce The Federal Securities Laws</u>

Pursuant to the ICA, and SEC Rule 38a-1 promulgated thereunder, the Trustees of a mutual fund series have ultimate responsibility to ensure compliance with the federal securities laws by service providers acting on behalf of the mutual funds, such as the funds' distributor and investment adviser. *See* 17 C.F.R. § 270.38a-1. The Advisers Act is one of the federal securities laws that the Trustees are required to enforce.

The Advisers Act mandates certain disclosure, liability, record keeping and conflict management requirements to protect the clients of professional investment advisers. Unless a statutory exclusion applies, the Advisers Act will govern any customer account at a retail broker-dealer firm, because those firms come under the statute's coverage by making securities recommendations, conducting suitability reviews, and otherwise providing investment advice to their customers.

Under what is known as the "Broker-Dealer Exclusion," a brokerage account at a broker-dealer may avoid the requirements of the Advisers Act if the broker-dealer's compensation is limited to transactional commissions on the purchase or sale of securities, and if investment advice to the customer is merely "incidental" to providing brokerage services. *See* 15 U.S.C. § 80b-2(11)(C). Brokerage accounts are governed by the Securities Exchange Act of 1934 and the self-regulatory regime mandated therein, including the rules of conduct promulgated by the broker-dealer industry's self-regulatory organization, the Financial Industry Regulatory Authority (FINRA), formerly known as NASD. If the Broker-Dealer Exclusion does not apply, and no other exclusion applies, the broker-dealer must establish what is commonly referred to as an "advisory account" for the customer (as opposed to a "brokerage account"), *i.e.* an account governed by the Advisers Act.

Another statutory exclusion from the Advisers Act allows the Securities and Exchange Commission (SEC) to designate other persons by regulation to be excluded from the Advisers Act (hereinafter referred to as the "SEC Designates Exclusion"). *See* 15 U.S.C. § 80b-2(11)(F).

For most of the last two decades, leading up to the 2007 court ruling in *Financial Planning Association v. SEC*, the SEC encouraged broker-dealers to shift to asset-based compensation in order to reduce churning and other sales abuses tied to transactional commissions. Asset-Based Compensation, *i.e.*, ongoing payments based on a percentage of the value of the assets held in the account, is not a form of transactional commission, and therefore Asset-Based Compensation may not be paid on accounts that seek to qualify for the Broker-Dealer Exclusion.

However, in order to promote the shift to asset-based compensation, the SEC enacted a new Rule under the Advisers Act, under what the agency believed to be its statutory authority under the SEC Designates Exclusion. The new rule, SEC Rule 202(a)(11)-1, provided that broker-dealers may receive asset-based compensation from brokerage accounts without the need to comply with the Advisers Act, so long as certain criteria are satisfied, including a requirement that the customer is given a written disclosure explaining that the account is a brokerage account and not an advisory account (among other required disclosures).

In *Financial Planning Association v. SEC*, the D.C. Circuit vacated SEC Rule 202(a)(11)-1, holding that the SEC lacked any jurisdictional basis to promulgate the rule, given that the rule directly conflicts with the existing statutory Broker-Dealer Exclusion prohibiting Asset-Based Compensation in connection with brokerage accounts. Accordingly, as a result of the decision, which by its terms became effective as of October 1, 2007, broker-dealers may not lawfully receive Asset-Based Compensation with respect to securities held in brokerage accounts.

Therefore, mutual funds (like the Trust), prior to making or allowing any payments of Asset-Based Compensation to broker-dealer firms in connection with customer accounts, must ensure that the compensation is being paid only with respect to "advisory accounts," in order to maintain compliance with the Advisers Act. If the account is an "advisory account," then the broker-dealer firm may lawfully receive Asset-Based Compensation. If the account is a "brokerage account," then receipt of Asset-Based Compensation is unlawful, unless the parties can identify some other applicable statutory exemption to the Advisers Act.

The Advisers Act's Application To Broker-Dealers

Broker-dealer firms are regulated by the Securities Exchange Act of 1934, which defines a "broker" as "any person engaged in the business of effecting transactions in securities for the account of others" and a "dealer" as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise." 15 U.S.C. § 78c(a)(4)(A), (5)(A). Firms that are brokers are commonly referred to as "brokerage firms" or "broker-dealers" and accounts that they maintain for their customers are commonly referred to as "brokerage accounts."

In 1940, Congress established a different regulatory regime for persons who provide investment advice for compensation by enacting the Advisers Act, which defines an "investment adviser" as "any person who, for compensation, engages in the business of advising others. . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities.

. . ." 15 U.S.C. § 80b-2(11). Client accounts that are subject to the Advisers Act are commonly referred to as "advisory accounts."

A person comes within the definition of "investment adviser" in the Advisers Act even if compensation is paid to him or her by a third party rather than his or her client. The compensation element of the "investment adviser" definition is "satisfied by the receipt of any economic benefit, whether in the form of an advisory fee or some other fee relating to the total services rendered, commissions, or a combination of the foregoing. Moreover, it is not necessary that the adviser's compensation be paid directly by the person receiving the investment advisory services; the adviser need only receive compensation from some source for his services." *College Resource Network*, 1993 SEC No-Act. LEXIS 630 (Apr. 9, 1993) (citations omitted).

Accordingly, full-service broker-dealers fall within the definition of investment adviser, because (i) the package of services provided by broker-dealers includes advice; and (ii) broker-dealers receive compensation for the package of services they provide. In enacting the Advisers Act, Congress recognized that broker-dealers fall within the definition of "investment adviser." However, Congress did not intend to displace the broker-dealer salesperson business model, and therefore included in the statute the Broker-Dealer Exclusion referenced above, which provides an exception from the definition of "investment adviser" for a broker or dealer that provides advice "solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor." 15 U.S.C. § 80b-2(11)(C).

Although the terms "solely incidental" and "special compensation" in the Broker-Dealer Exclusion are not defined in the Advisers Act, it was understood from the inception of the legislation that broker-dealers can avoid Advisers Act requirements only "insofar as their advice is merely incidental to brokerage transactions for which they receive only brokerage commissions." S. Rep. No. 76-1775, 76th Cong., 3d Sess. 22 (1940).

Broker-dealers typically seek to avoid Adviser Act regulation because the standard of care required of investment advisers is significantly higher than the standard for broker-dealers. A 204-page SEC-sponsored report, published on January 8, 2008, authored by the RAND Corporation, titled "Investor and Industry Perspectives on Investment Advisers and Broker-Dealers," (available at www.sec.gov/news/press/2008/2008-1.htm) ("RAND Report") contains an extensive comparison of the legal duties owed by broker-dealers and investment advisers.[1] The RAND Report observes that "unlike broker-dealers, federally registered investment advisers owe fiduciary obligations to their clients as a *categorical* matter. . . such obligations require the adviser to act solely with the client's investment goals and interests in mind, free from any direct or indirect conflicts of interest that would tempt the adviser to make recommendations that would also benefit him or her. . . . The fiduciary duties imposed on investment advisers require

[1] The RAND Report notes that its discussion of the differences in regulation between broker-dealers and investment advisers "is by no means a complete exegesis of the copious regulatory distinctions within these fields, which would require volumes." Rand Report at 7 n. 1.

any adviser either to refrain from acting with a conflict of interest or to fully disclose the conflict and receive specific consent from the client to so act. Examples of such conflicts include various practices in which an adviser may have pecuniary interest[.]" RAND Report at 13 (emphasis in original).

In the 1990's, many broker-dealer firms sought to shift from traditional brokerage commissions to asset-based compensation, without incurring Advisers Act regulation. The movement was further legitimized after a group of securities industry representatives (known as the "Tully Committee," because it was chaired by Daniel Tully of Merrill Lynch) issued a report to the SEC in April 1995 recommending asset-based compensation as a broker-dealer "best practice" that reduces churning and unsuitable securities recommendations motivated by transactional commissions. *See* Report of the Committee on Compensation Practices (April 10, 1995), available at www.sec.gov/news/studies/bkrcomp.txt.[2]

Mutual fund companies innovatively met the broker-dealer industry's new demand for asset-based compensation by introducing new share classes of their mutual funds, such as "C-shares." With these new share classes, transactional sales loads, which are shareholder charges that are remitted to broker-dealers, are reduced or eliminated, in favor of asset-based compensation for broker-dealers that is funded by ongoing 12b-1 fees and/or other fees imbedded in the mutual fund's internal expense structure (rather than a visible shareholder charge).

Relying on the SEC Designates Exclusion to the Advisers Act, *see* 15 U.S.C. § 80b-2(11)(G), the SEC cleared the way for Asset-Based Compensation for broker-dealers by enacting new SEC Rule 202(a)(11)-1. *See* Certain Broker-Dealers Deemed Not To Be Investment Advisers, 64 Fed. Reg. 61,226 (Nov. 4, 1999) (the "1999 NOPR"). In the 1999 NOPR, the SEC acknowledged that the Advisers Act prohibits broker-dealers from receiving asset-based compensation. The release included an interim "no action" position by SEC staff allowing broker-dealers to receive "special compensation" while the proposed rule was being considered: "Until the Commission takes final action on the proposed rule, the Division of Investment Management will not recommend, based on the form of compensation received, that the Commission take any action against a broker-dealer for failure to treat any account over which the broker-dealer does not exercise investment discretion as subject to the [Advisers] Act."

---

[2] In support of asset-based compensation, the Tully Committee cited the overall desirability of compensating the relationship between a broker and his or her customer for trusted advice, rather than compensating a broker for sales transactions. *See id.* at 4 ("The most important role of the registered representative is, after all, to provide investment counsel to individual clients, not to generate transaction revenues. The prevailing commission-based compensation system inevitably leads to conflicts of interest among the parties involved.").

The proposed rule published in the 1999 NOPR was never submitted for a final vote at the SEC.

In 2004, following a legal challenge from the Financial Planning Association ("FPA") for the delay in enacting a final rule, the SEC re-published the proposed rule for fresh public comment, issued a formal temporary regulation and, subsequently, promulgated a final rule. *See* 70 Fed. Reg. 20424 (Apr. 19, 2005).

In the final rule, the SEC expanded the disclosure required for any brokerage account in which "special compensation" is received. The SEC mandated disclosure read as follows: "Your account is a brokerage account and not an advisory account. Our interests may not always be the same as yours. Please ask us questions to make sure you understand your rights and our obligations to you, including the extent of our obligations to disclose conflicts of interest and to act in your best interest. We are paid both by you and, sometimes, by people who compensate us based on what you buy. Therefore, our profits, and our salespersons' compensation, may vary by product and over time." The customer statement is also required to identify "an appropriate person at the firm with whom the customer can discuss the differences" between advisory and brokerage accounts. *See* 17 C.F.R. § 275.202(a)(11)-1.

The revised disclosure requirement applied to brokerage accounts opened on or after July 22, 2005 for which broker-dealers were relying on the new rule to receive "special compensation." *See* 70 Fed. Reg. 20424, 20441 (Apr. 19, 2005).

Relying on Section 213 of the Advisers Act, which allows a party aggrieved by an SEC order to obtain a federal Court of Appeals review, the FPA subsequently challenged the SEC's authority to promulgate Rule 202(a)(11)-1 by petition to the D.C. Circuit Court of Appeals.

Because the Broker-Dealer Exclusion plainly prohibits broker-dealers from receiving "special compensation," the Court had to consider the SEC's argument that broker-dealers that receive "special compensation" are "other persons within the intent" of Congress to exclude, and, as such, could be excluded from the Advisers Act by virtue of SEC rulemaking. 15 U.S.C. § 80b-2(11)(G).

In a split decision, the D.C. Circuit Court of Appeals found that broker-dealers cannot be "other persons" that the SEC could except by regulation, nor could broker-dealers receiving "special compensation" be a group of persons that were within the intent of the Advisers Act to except, since the Broker-Dealer Exclusion plainly states that broker-dealers cannot receive "special compensation." *See Financial Planning Association v. SEC*, 482 F.3d 481, 488-89 (D.C. Cir. 2007). The dissenting opinion concluded that the Advisers Act is ambiguous and the SEC made a reasonable interpretation of its authority.

The *Financial Planning Association* decision reflects that the SEC, the D.C. Circuit Court of Appeals majority, and the dissenting judge, were all in agreement that asset-based compensation is "special compensation" and that broker-dealers are prohibited by the Advisers

Act from receiving such compensation, unless SEC Rule 202(a)(11)-1 was a valid exercise of SEC rulemaking authority. Accordingly, the *Financial Planning Association* decision, striking SEC Rule 202(a)(11)-1 in its entirety as invalid, confirms that broker-dealers may not lawfully receive Asset-Based Compensation in connection with brokerage accounts in the United States.

The SEC decided not to appeal the ruling vacating SEC Rule 202(a)(11)-1, and requested a stay of mandate to give regulated parties time to transition brokerage accounts receiving special compensation to either advisory accounts or to brokerage accounts receiving transaction commissions. The D.C. Circuit Court of Appeals subsequently stayed its mandate until October 1, 2007. *See* 2007 U.S. App. LEXIS 15169 (D.C. Cir. June 25, 2007).

Pursuant to Section 38(c) of the ICA, and Section 211(d) of the Advisers Act, regulated parties are not liable for good faith reliance on SEC rules, regulations or orders prior to the time that such rule, regulation or order is "determined by judicial or other authority to be invalid for any reason." Accordingly, prior to October 1, 2007, broker-dealers may lawfully have received Asset-Based Compensation only in connection with brokerage accounts for which they can demonstrate compliance with SEC Rule 202(a)(11)-1, including compliance with the disclosure requirement of the now vacated rule. *See* SEC Rule 202(a)(11)-1(a)(1)(ii). As of October 1, 2007, broker-dealers may not lawfully receive Asset-Based Compensation in connection with brokerage accounts in the United States.[3]

<u>The Trustees' Breaches Of Duty</u>

As discussed above, the ICA and SEC Rule 38a-1 provide that the Trustees have ultimate responsibility for ensuring that payments by the Trust and its service providers are in compliance with the federal securities laws, including the Advisers Act. The Trustees failed to perform this duty.

Mutual funds organized as trusts, such as the Trust, are governed by a Board of Trustees. As stated in Section 36(a) of the ICA, and under governing state law, mutual fund directors and trustees have a fiduciary duty of care to the Trust -- the highest standard of care known in the

[3] On September 28, 2007, the SEC published for comment a proposed interpretative rule under the Advisers Act that reinstates certain portions of the original rule vacated by the *Financial Planning Association* decision. One reinstated provision is that a "broker or dealer registered with the Commission under Section 15 of the Exchange Act is an investment adviser solely with respect to those accounts for which it provides services or receives compensation that subject the broker-dealer to the Advisers Act." *See* Proposed SEC Rule 202(a)(11)-1(c), "Interpretive Rule Under the Advisers Act Affecting Broker-Dealers," 72 Fed. Reg. 55126 (Sept. 28, 2007). The SEC states in its release that this interpretive guidance was not previously challenged in the Court proceeding, and was being re-promulgated to permit a firm that is a dual registrant, *i.e.* registered both as a broker-dealer and an investment advisory firm, "to distinguish its brokerage customers from its advisory clients." No final rule has been issued.

law. By reason of their positions as trustees, the Trustees owe the Trust and its shareholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Trust in a fair, just, honest and equitable manner.

Additionally, as reflected by the ICA and Rule 38a-1 adopted thereunder, mutual fund directors and trustees must oversee service providers to the mutual fund to ensure that these parties (typically affiliated with the funds' sponsor or promoter) are both complying with the law and acting in the shareholders' best interests, rather than the pecuniary interests of the sponsor.

Accordingly, trustees have ultimate responsibility for mutual fund service providers' compliance with the federal securities laws, including compliance with the requirements of the Advisers Act, as applicable, in connection with the distribution of trust shares. Here, the Trustees were required to review and approve the compliance policies and procedures in place at EVD. In this regard, the Trustees were required to hold formal annual board reviews, since at least June 4, 2006 as specified in Rule 38a-1's implementation schedule, during which the Trustees were supposed to evaluate the adequacy and effectiveness of EVD's compliance procedures.

The Trustees have failed to perform their duty to enforce compliance with the Advisers Act. The Trust and its service providers are paying non-transactional, asset-based compensation to broker-dealers in connection with Trust shares owned by customers in brokerage accounts. The Trust, as distributor of its own shares, directly makes "Rule 12b-1 payments" out of Trust assets to EVD, a broker-dealer that sub-appoints other broker-dealer firms to distribute Trust shares on an agency basis on behalf of the Trust. Pursuant to distribution plans approved by a majority of the independent Trustees under SEC Rule 12b-1, 17 C.F.R. § 270.12b-1, these ongoing payments are calculated based on daily net asset values of shares held in customer accounts.[4] In addition, EVD makes ongoing "marketing support" and other payments to broker-dealers based on daily net assets of shares held in customer accounts. The ongoing payments continue despite the fact that EVD and the broker-dealers that maintain the accounts cannot lawfully receive Asset-Based Compensation calculated on Trust shares held in brokerage accounts.

These unlawful payments of Asset-Based Compensation to broker-dealers in connection with brokerage accounts improperly deplete the assets of the Trust, and deprive Trust shareholders of the protections and benefits of the advisory accounts to which they are entitled under law.

---

[4] Rule 12b-1 also requires the Trustees to review "at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made," thus providing the Board with numerous additional opportunities to ascertain that Asset-Based Compensation was improperly being paid in connection with brokerage accounts.

Specifically, in the period from July 22, 2005 to September 30, 2007, the Trustees failed to ascertain whether EVD had compliance policies and procedures in place to ensure that broker-dealers receiving Asset-Based Compensation payments in connection with Trust shares held in brokerage accounts that were opened in that period were in compliance with the conditions set forth in former SEC Rule 202(a)(11)-1 for receipt of such compensation. In the period from October 1, 2007 to present, the Trustees failed to ascertain whether EVD had compliance policies and procedures in place to ensure that Asset-Based Compensation is paid only to registered investment advisers, or broker-dealers that are dual registrants, and that Trust shares upon which such compensation is paid are held in advisory accounts governed by the Advisers Act.

As a result of the Trustees' breaches of their duties, the Trust and EVD made and continue to make unlawful payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts. These unlawful payments constitute a *per se* waste of Trust assets, causing harm to the Trust and its shareholders. In addition, the Trustees' failure to enforce the Advisers Act has caused, and continues to cause, shareholders to be deprived of the investor protections and benefits of advisory accounts that they are entitled to as a matter of law.

Based on the foregoing, Jeffrey Wiener demands that the Board of Trustees:

1. Cause the Trust to cease funding or permitting payments of Asset-Based Compensation to broker-dealers in connection with shares of the Trust held in brokerage accounts in the United States, and terminate or reform all distribution plans and distribution agreements by which the Trust funds or permits such unlawful payments.

2. Take all reasonable and necessary steps, including litigation, to restore to the Trust all payments of Asset-Based Compensation to broker-dealers in connection with shares of the Trust held in brokerage accounts in the United States, including but not limited to obtaining recovery from present and former Trustees of the Trust and/or EVD.

We respectfully request a response to this demand within 60 days. If a satisfactory response is not received, we intend to commence a derivative action on behalf of the Trust against EVD and present and former Trustees of the Trust.

Sincerely,

Michael C. Spencer

EXHIBIT 2

GOODWIN | PROCTER

Philip H. Newman
617.570 1558
pnewman@
goodwinprocter.com

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

VIA E-MAIL
VIA OVERNIGHT DELIVERY

February 8, 2010

Michael C. Spencer
Milberg LLP
One Pennsylvania Plaza
New York, NY 10119

Re: Eaton Vance Municipals Trust

Dear Mr. Spencer:

I am writing at the direction of the Board of Trustees (the "Board") of Eaton Vance Municipals Trust (the "Trust") in response to your letter to the Board dated September 17, 2009 (the "Demand Letter"). On behalf of Mr. Jeffrey Wiener, a holder of Class C shares of the Eaton Vance National Municipals Fund (the "Fund"), a portfolio series of the Trust, you have demanded that the Board take immediate action to (i) cause the Trust to cease funding and permitting the payment of ongoing non-transactional asset-based compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States and (ii) take all necessary and reasonable steps to restore to the Trust all such past payments. Among other things, you assert in the Demand Letter that these payments result in violations of law. As discussed in greater detail below, the Board has considered these matters thoroughly and has determined, in the exercise of its reasonable business judgment, that the payments identified in the Demand Letter do not result in violations of law and that it would not be in the best interests of the Trust or its shareholders to take the actions identified in the Demand Letter.

Evaluation Process

The Demand Letter was received by officers of the Trust on September 21, 2009 and formally presented to the Board at the regularly scheduled meeting of the Board held on October 19, 2008. At that meeting, the Board authorized and directed the Compliance Reports and Regulatory Matters Committee of the Board (the "CRRMC") to consider the matters set forth in the Demand Letter and report its recommendations to those Trustees of the Board who are not "interested persons" of the Trust ("Independent Trustees"), within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), and then to the full Board. The CRRMC is particularly well-qualified to evaluate the matters identified in the Demand Letter, being comprised of two distinguished professors of law and an experienced wealth management executive, all of whom are Independent Trustees.[1]

[1] We have included as Exhibit A to this letter information regarding the qualifications and experience of the Independent Trustees, including the members of the CRRMC.

GOODWIN | PROCTER

The CRRMC, with participation by other Independent Trustees, conducted a thorough review and analysis of the substantive issues of law and other matters identified in the Demand Letter. During the evaluation process, the members of the CRRMC and other Independent Trustees were advised with respect to matters of law by Goodwin Procter LLP, independent legal counsel to the Independent Trustees, and Morgan Lewis & Bockius LLP, special independent legal counsel to the Independent Trustees with respect to this matter. As part of this process, the CRRMC reviewed the Trust's Rule 12b-1 plans of distribution for the Class A, Class B and Class C shares of the Trust and the related contractual arrangements involving the Trust, Eaton Vance Distributors, Inc., the principal underwriter of the Trust ("EVD"), and broker-dealers with whom EVD has entered into contracts for the sale and servicing of shares of the Trust. The CRRMC specifically considered whether any of the payments pursuant to the Rule 12b-1 plans or contractual arrangements involve violations of law. In addition, the CRRMC considered whether the actions identified in the Demand Letter would be consistent with the best interests of the Trust and its shareholders based on, among other things, an analysis of the potential costs and benefits associated with taking such actions.

Upon completion of its evaluation of these matters, the CRRMC concluded that the foregoing payments do not constitute violations of law and that it would not be in the best interests of the Trust or its shareholders to pursue the actions identified in the Demand Letter. At the meeting of the Board held on February 8, 2010, the CRRMC presented its recommendations, including the basis for such recommendations, first to the Independent Trustees (without any representatives from EVD or its affiliated companies present), and then to the full Board. Based upon the recommendation of the CRRMC, the Board (including all of the Independent Trustees voting separately) voted to accept the recommendation of the CRRMC and reject the demands set forth in the Demand Letter.[2]

Set forth below is a more detailed explanation of the principal reasons for the CRRMC's recommendation and the Board's determination to reject the demands set forth in the Demand Letter.

Meaning of the Term "Special Compensation"

At the request of the CRRMC, counsel to the Independent Trustees conducted an exhaustive analysis of the meaning of the term "special compensation", as such term is used in Section 202(a)(11)(C) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Based on that analysis, the Board concluded that the term refers to compensation (regardless of the form) paid to a broker that is directly attributable to or specifically for the broker providing "investment advice" (*i.e* , a "clearly definable charge" for investment advice). The Board concluded that whether a particular fee arrangement constitutes "special compensation" is an

---

[2] When the Board voted on these matters, Mr. Thomas Faust, the sole member of the Board who is not an Independent Trustee, abstained.

GOODWIN | PROCTER

inherently factual matter requiring consideration of a variety of relevant factors, as further described below.

At the request of the CRRMC, counsel for the Independent Trustees specifically considered the impact, if any, of SEC v. Financial Planning Association, 482 F.3d 481 (D.C. Cir. 2007) ("*Financial Planning*") on the meaning of the term "special compensation", as used in Section 202(a)(11)(C) of the Advisers Act. The Board concluded that the holding of *Financial Planning* is narrower than the description of the decision presented in the Demand Letter. Specifically, the Board concluded that *Financial Planning* stands for the proposition the SEC lacked authority under Section 202(a)(11)(F) and Section 211(a) of the Advisers Act to adopt Rule 202(a)(11)-1 and that, notwithstanding assertions to the contrary in the Demand Letter, the court in *Financial Planning* did not determine, explicitly or implicitly, that Rule 12b-1 fees or any other particular form of "asset-based compensation" constitutes "special compensation" for purposes of Section 202(a)(11)(C) in all instances.

In reaching these conclusions regarding the scope of the holding in *Financial Planning*, the Board was persuaded, among other things, by the long-standing interpretations of the meaning of the term "special compensation" in other contexts by courts and the SEC, including at least two court cases decided subsequent to *Financial Planning*[3]. In this regard, the Board noted, among other things, that the court in *Financial Planning* favorably embraced the views of the SEC dating to 1940 that "charges directly related to giving investment advice would be special compensation".

The Board's views regarding the scope of the holding in *Financial Planning* were also influenced by the lack of any evidence in the record that the treatment of Rule 12b-1 fees for purposes of Section 202(a)(11)(C) was an issue presented to the court in *Financial Planning* or that the court in *Financial Planning* intended to provide guidance to the SEC or the mutual fund or brokerage industries regarding this issue. It is highly unreasonable to think the court, if it had intended to address this issue, would have ignored, without as much as a single comment, more than 25 years of regulatory action involving, among other things, the adoption of Rule 12b-1, approval of revisions to Rule 2830 of the NASD Conduct Rules to govern asset-based sales charges and approval of other SEC rules specifically designed to facilitate the use of Rule 12b-1 fees to finance alternatives to the traditional front-end sales load. Similarly, if the interpretation of *Financial Planning* set forth in the Demand Letter were correct, it is highly unreasonable to think that the SEC and FINRA, the regulatory authorities charged with responsibility for overseeing the regulation of mutual funds and broker-dealers, would have failed to take any action to put these industries on notice of such interpretation subsequent to *Financial Planning*. For all of these reasons, the Board concluded that the decision in *Financial Planning* cannot be fairly interpreted as having the legal effect identified in the Demand Letter.

---

[3] *See* The Luzerne County Retirement Board v. Makowski, 627 F. Supp. 2d 506 (M.D. Pa. 2007); and Thomas v. Metro. Life Ins. Co., CIV-07-0121-F, 2009 Dist LEXIS 78014(W.D. Okla. Aug. 31, 2009)

Factual Analysis

As noted above, the Board concluded that whether a particular compensation arrangement constitutes "special compensation" is inherently an issue of fact requiring consideration of a variety of relevant factors. Accordingly, the Board examined the various types of "asset-based compensation" paid to EVD under the Rule 12b-1 plans and distribution agreement and the payments by EVD to brokers under various selling agreements and marketing support agreements. The Board separately examined the (i) "distribution fees" payable by the Trust under the Rule 12b-1 plans, (ii) the "service fees" payable by the Trust under the Rule 12b-1 plans and (iii) the payments by EVD to brokers under the marketing support agreements.

The Board noted that the Rule 12b-1 plans are integral to the operation of the multiple class structure of the Trust and that the payments under the Rule 12b-1 plans are designed to facilitate the distribution and servicing of shares of the Trust through different distribution channels by providing investors with alternative methods of purchasing and holding shares. The Board noted that shares of each Class entitle the holders to substantially the same rights and preferences, except that shares of each Class may differ with respect to (i) the front-end and/or back-end sales loads, if any, charged in connection with the purchase and/or redemption of shares and (ii) the fees payable under the Rule 12b-1 plan, if any, adopted for a particular Class, which expenses are allocated exclusively to such Class. Based on its review and analysis of these arrangements, including the purposes of the Rule 12b-1 plans and the multiple class structure of the Trust (including the Board's prior determinations in approving such arrangements), the treatment of the arrangements in other related contexts (including for purposes of compliance with Rule 2830 of the NASD Conduct Rules), the terms of the contracts among the parties (including references in the contracts to specific services for which payments are made) and the reasonable expectations of the parties with respect to these arrangements, the Board determined that none of the payments is directly attributable to or specifically for the provision of investment advice.

The Board determined that the amounts payable as "distribution fees" are fundamentally a substitute for the amounts that would otherwise be paid by a customer as a traditional front-end sales load and, as such, represent compensation for the sale of shares of the Trust (as opposed to compensation for investment advice). Such amounts are paid either (i) as reimbursement to EVD for its payment to the underlying broker at the time of sale of shares (in the case of Class B shares and Class C shares in the first year) or (ii) as compensation over time to such broker for the sale of Class C shares (beginning one year after the sale of such shares). The Board noted that the distribution fees payable under the Rule 12b-1 plans are subject to the limitations of Rule 2830 of the NASD Conduct Rules applicable to "asset-based sales charges", which is designed to create reasonable equivalence between the amounts payable as "distribution fees" and the amounts customers would otherwise pay in the form of a traditional front-end sales load. Accordingly, the Board concluded that the "distribution fees" are not attributable to or specifically for the provision of investment advice.

GOODWIN | PROCTER

With respect to the "service fees" payable under the Rule 12b-1 plans, the Board noted that the Rule 12b-1 plans refer to the definition of this term in Rule 2830 of the NASD Conduct Rules, which defines the term to mean "payments by an investment company for personal service and/or account maintenance of shareholder accounts." The Board noted that neither the Rule 12b-1 plans nor Rule 2830 contains any reference to "investment advice". In addition, the Board considered the various "personal services" routinely provided by brokers to their customers, as shareholders of the Trust. The Board noted that brokers make available to their customers, as shareholders, a broad range of personal services (not including investment advice), such as providing assistance in obtaining documents and other information about the Trust and its shares (including tax information), processing orders for additional purchases, redemptions and exchanges of shares, processing changes in elections for the reinvestment of dividends and capital gains, transferring record ownership of shares, changing addresses of record, providing signature guarantees and establishing IRAs, SEPs and similar accounts. Accordingly, the Board concluded that the "service fees" are not attributable to or specifically for the provision of investment advice.

Although the Trust is not a party to and is not responsible for the payment of any amounts under the various marketing support agreements between EVD and the selling brokers, the Board separately considered the purposes of these payments on the assumption that a portion of the Rule 12b-1 fees paid to EVD might be used by EVD indirectly to finance these payments. The Board considered the fact that the payments by EVD to the brokers under these marketing support agreements are designed to compensate the brokers for services provided to EVD, which services facilitate EVD's efforts to educate underlying sales representatives of the brokers about the Trust and promote the marketing and sale of shares of the Trust. The Board found no evidence that any portion of the fees payable under these agreements is compensation for providing investment advice to customers of the brokers.

After having examined these various types of "asset based compensation" paid to EVD and the selling brokers, the Board determined that such fees are not directly attributable to or specifically for the delivery of investment advice. Accordingly, the Board concluded that none of the payments constitutes "special compensation" for purposes of Section 202(a)(11)(C) of the Advisers Act.

Duties of the Board under Rule 38a-1

With the assistance of counsel to the Independent Trustees, the Board considered the scope of its duties under Rule 38a-1 with respect to those activities identified in the Demand Letter that are alleged to constitute "violations of law." For the reasons identified above, the Board concluded that the payments to EVD and the selling brokers do not constitute "special compensation" and, therefore, that there is no evidence to suggest that the policies and procedures of the Trust and its service providers are inadequate to prevent such alleged violations of law.

Among other things, the Board noted that EVD is a limited purpose broker that deals predominantly with other broker-dealers. The Board noted that EVD does not maintain

GOODWIN | PROCTER

traditional "brokerage accounts" for customers and does not provide investment advice to shareholders or prospective shareholders of the Trust. In fact, EVD has developed specific policies and supervisory procedures and training programs that prohibit (and are reasonably designed to prevent) employees of EVD from delivering investment advice to any shareholder or prospective shareholder of the Trust. Furthermore, in its agreements with selling brokers, EVD obtains assurances from the selling brokers that they comply with applicable laws, which would include their obligations under the Advisers Act, to the extent applicable.

Waste of Trust Assets

The Board also considered and rejected as unfounded the allegations in the Demand Letter that the payments under the Rule 12b-1 plans constitute "waste" of the Trust's assets. To begin with, for the reasons discussed above, the Board concluded that the payments under the Rule 12b-1 plans do not constitute "special compensation" under the Advisers Act and do not constitute violations of law. Moreover, consistent with the requirements of Rule 12b-1, the Board, including a majority of the Independent Trustees, have annually approved the continuation each of the Trust's Rule 12b-1 plans based on a determination there is a reasonable likelihood the Rule 12b-1 plans will benefit the Trust and its shareholders. In light of these specific findings, it follows that the payments do not constitute "waste" of Trust assets under applicable law.

Additional Considerations

The Board recognized that many of the assertions in the Demand Letter present issues of first impression and, therefore, that the conclusions reached regarding the law and facts may not be free from doubt. Accordingly, the Board also considered the relative costs and benefits associated with taking any or all of the actions identified in the Demand Letter, including asserting claims in litigation against EVD and the selling brokers.

The Board considered the amount of the potential recoveries from these claims and future savings from the cessation of payments under the Rule 12b-1 plans. For the many reasons identified above, the Board determined that the likelihood of prevailing in asserting the claims identified in the Demand Letter is extremely remote. Moreover, the Board noted that, in light of the absence of any judicial or regulatory pronouncements questioning the appropriateness of the compensation arrangements in respect of which the claims would be made, there is a material risk that, even if the Trust were to prevail in asserting such claims, a court, applying principles of equity, might refuse to order the disgorgement of payments from EVD and the selling brokers, which would minimize the financial benefits of pursuing such claims.

The Board also considered a variety of tangible and intangible costs associated with pursuing the claims identified in the Demand Letter, which costs were weighed against the pecuniary benefits described above (discounted to reflect the remote possibility of realizing such benefits). Among other things, the Board considered the out-of-pocket costs that would be incurred by the Trust during prolonged litigation, as well as the diversion of human resources in pursuing such claims.

GOODWIN | PROCTER

In addition, the Board considered the significant harm to the Trust and its shareholders that would result from portfolio disruption, which would likely occur were the Board to pursue these claims. In this regard, the Board noted that, in the absence of any court or regulatory pronouncement requiring different action while such claims are pending, brokers would likely refuse to establish "advisory accounts" for customers owning shares of the Trust and that, faced with a refusal by the Trust to continue making the payments contemplated under the Rule 12b-1 plans and various agreements among the parties, these brokers would encourage their customers to redeem shares of the Trust and/or exchange their shares of the Trust for shares of similar mutual funds offered by others in the industry, thereby causing the Trust to lose assets to the detriment of the remaining shareholders.

Based on these additional considerations, the Board determined that the costs associated with pursuing these claims far outweigh the pecuniary benefits that could reasonably be expected to result from pursuing such claims. Accordingly, the Board concluded that it would not be in the best interests of the Trust or its shareholders to take the actions identified in the Demand Letter.

Conclusion

For all of the reasons discussed above, in the exercise of its reasonable business judgment, the Board (including all of the Independent Trustees voting separately) determined that the payments identified in the Demand Letter do not result in violations of law and that it would not be in the best interests of the Trust or its shareholders to take the actions identified in the Demand Letter. Accordingly, the Board (including all of the Independent Trustees voting separately) voted to reject the demands and directed me to deliver this letter to you in response to the Demand Letter.

* * *

We trust that this letter is fully responsive to the Demand Letter. If you would like any additional information regarding these matters, please do not hesitate to call the undersigned.

Sincerely,

Philip H. Newman

cc: Board of Trustees of Eaton Vance Municipals Trust

LIBC/3757510.7

Exhibit A

Independent Trustees of Eaton Vance Municipals Trust

Name	Principal Occupation(s) During Past Five Years and Other Experience
Benjamin C. Esty	Roy and Elizabeth Simmons Professor of Business Administration and Finance Unit Head, Harvard University Graduate School of Business Administration.
Allen R. Freedman	Private Investor and Consultant. Director, Assurant, Inc. (insurance provider) and Stonemor Partners (owner/operator of cemeteries); Formerly, a Director of Loring Ward International (fund distributor) (2005-2007). Formerly, Chairman and a Director of Indus International, Inc. (provider of enterprise management software to the power generating industry) (2005-2007). Formerly, Chairman (2002-2004) and a Director (1983-2004) of Systems & Computer Technology Corp. (provider of software to higher education).
William H. Park	Vice Chairman, Commercial Industrial Finance Corp. (specialty finance company) (since 2006). Formerly, President and Chief Executive Officer, Prizm Capital Management, LLC (investment management firm) (2002-2005). Formerly, Executive Vice President and Chief Financial Officer, United Asset Management Corporation (a holding company owning institutional investment management firms) (1982-2001). Formerly, Senior Manager, Comprehensive Service Practice, PricewaterhouseCoopers (formerly Price Waterhouse) (an independent registered public accounting firm) (1972-1981).
Ronald A. Pearlman*	Professor of Law, Georgetown University Law Center. Formerly, Chief of Staff, Joint Committee on Taxation, U.S. Congress (1988-1990). Formerly, Deputy Assistant Secretary (Tax Policy) and Assistant Secretary (Tax Policy), U.S. Department of the Treasury (1983-1985).
Helen Frame Peters	Professor of Finance, Carroll School of Management, Boston College. Adjunct Professor of Finance, Peking University, Beijing, China (since 2005). Director, BJ's Wholesale Club, Inc. (wholesale club retailer). Formerly, Chief Investment Officer, Fixed Income, Scudder Kemper Investments (investment management firm) (1998-1999). Formerly, Chief Investment Officer, Equity and Fixed Income, Colonial Management Associates (investment management firm) (1991-1998).
Heidi L. Steiger*	Managing Partner, Topridge Associates LLC (global wealth management firm) (since 2008); Advisory Director, Berkshire Capital Securities LLC (private investment banking firm) (since 2009); Senior Adviser (since 2008), President (2005-2008), Lowenhaupt Global Advisors, LLC (global wealth management firm). Formerly, President and Contributing Editor, Worth Magazine (2004-2005). Formerly, Executive Vice President and Global Head of Private Asset Management (and various other positions), Neuberger Berman (investment firm) (1986-2004).
Lynn A. Stout*	Paul Hastings Professor of Corporate and Securities Law (since 2006) and Professor of Law (2001-2006), University of California at Los Angeles School of Law.
Ralph F. Verni**	Consultant and private investor. Formerly, Director, First Pioneer Farm Credit Corp. (2002-2006) and W.P. Carey, LLC (1998-2004). Formerly, Chairperson, State Research Mutual Funds (1992-2000). Formerly, President and Chief Executive Officer, State Street Management & Research (1992-2000). Formerly, Chief Investment Officer (1982-1992), Chief Financial Officer (1988-1990) and Director (1982-1992), New England Life. Formerly, Chairperson, New England Mutual Funds (1982-1992).

* Member of the Compliance Reports and Regulatory Matters Committee

** Chairman of the Board

LIBC/3757510.7

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

Jeffrey Wiener, derivatively on behalf of Eaton Vance Municipals Trust

(b) County of Residence of First Listed Plaintiff: Duval County, FL
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number)

Glen DeValerio, Berman DeValerio, One Liberty Square, Boston, MA 02109 (617) 542-8300

DEFENDANTS

Eaton Vance Distributors, Inc. (See Attached)

County of Residence of First Listed Defendant: Suffolk County, MA
(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☒ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence

Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt. Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

IMMIGRATION
- ☐ 462 Naturalization Application
- ☐ 463 Habeas Corpus - Alien Detainee
- ☐ 465 Other Immigration Actions

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☐ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing (**Do not cite jurisdictional statutes unless diversity**):
15 U.S.C. § 80a-1 et seq; 15 U.S.C. § 80b-1 et seq

Brief description of cause:
Violations of the Investment Advisers Act of 1940 and The Investment Company Act of 1940

VII. REQUESTED IN COMPLAINT:

☐ CHECK IF THIS IS A **CLASS ACTION** UNDER F.R.C.P. 23

DEMAND $

CHECK YES only if demanded in complaint:
JURY DEMAND: ☑ Yes ☐ No

VIII. RELATED CASE(S) IF ANY

(See instructions): JUDGE DOCKET NUMBER

DATE: 03/26/2010

SIGNATURE OF ATTORNEY OF RECORD: /s/ Glen DeValerio

FOR OFFICE USE ONLY

RECEIPT # AMOUNT APPLYING IFP JUDGE MAG. JUDGE

INSTRUCTIONS FOR ATTORNEYS COMPLETING CIVIL COVER SHEET FORM JS 44

Authority For Civil Cover Sheet

The JS 44 civil cover sheet and the information contained herein neither replaces nor supplements the filings and service of pleading or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. Consequently, a civil cover sheet is submitted to the Clerk of Court for each civil complaint filed. The attorney filing a case should complete the form as follows:

I. (a) Plaintiffs-Defendants. Enter names (last, first, middle initial) of plaintiff and defendant. If the plaintiff or defendant is a government agency, use only the full name or standard abbreviations. If the plaintiff or defendant is an official within a government agency, identify first the agency and then the official, giving both name and title.

(b) County of Residence. For each civil case filed, except U.S. plaintiff cases, enter the name of the county where the first listed plaintiff resides at the time of filing. In U.S. plaintiff cases, enter the name of the county in which the first listed defendant resides at the time of filing. (NOTE: In land condemnation cases, the county of residence of the "defendant" is the location of the tract of land involved.)

(c) Attorneys. Enter the firm name, address, telephone number, and attorney of record. If there are several attorneys, list them on an attachment, noting in this section "(see attachment)".

II. Jurisdiction. The basis of jurisdiction is set forth under Rule 8(a), F.R.C.P., which requires that jurisdictions be shown in pleadings. Place an "X" in one of the boxes. If there is more than one basis of jurisdiction, precedence is given in the order shown below.

United States plaintiff. (1) Jurisdiction based on 28 U.S.C. 1345 and 1348. Suits by agencies and officers of the United States are included here.

United States defendant. (2) When the plaintiff is suing the United States, its officers or agencies, place an "X" in this box.

Federal question. (3) This refers to suits under 28 U.S.C. 1331, where jurisdiction arises under the Constitution of the United States, an amendment to the Constitution, an act of Congress or a treaty of the United States. In cases where the U.S. is a party, the U.S. plaintiff or defendant code takes precedence, and box 1 or 2 should be marked.

Diversity of citizenship. (4) This refers to suits under 28 U.S.C. 1332, where parties are citizens of different states. When Box 4 is checked, the citizenship of the different parties must be checked. (See Section III below; federal question actions take precedence over diversity cases.)

III. Residence (citizenship) of Principal Parties. This section of the JS 44 is to be completed if diversity of citizenship was indicated above. Mark this section for each principal party.

IV. Nature of Suit. Place an "X" in the appropriate box. If the nature of suit cannot be determined, be sure the cause of action, in Section VI below, is sufficient to enable the deputy clerk or the statistical clerks in the Administrative Office to determine the nature of suit. If the cause fits more than one nature of suit, select the most definitive.

V. Origin. Place an "X" in one of the seven boxes.

Original Proceedings. (1) Cases which originate in the United States district courts.

Removed from State Court. (2) Proceedings initiated in state courts may be removed to the district courts under Title 28 U.S.C., Section 1441. When the petition for removal is granted, check this box.

Remanded from Appellate Court. (3) Check this box for cases remanded to the district court for further action. Use the date of remand as the filing date.

Reinstated or Reopened. (4) Check this box for cases reinstated or reopened in the district court. Use the reopening date as the filing date.

Transferred from Another District. (5) For cases transferred under Title 28 U.S.C. Section 1404(a). Do not use this for within district transfers or multidistrict litigation transfers.

Multidistrict Litigation. (6) Check this box when a multidistrict case is transferred into the district under authority of Title 28 U.S.C. Section 1407. When this box is checked, do not check (5) above.

Appeal to District Judge from Magistrate Judgment. (7) Check this box for an appeal from a magistrate judge's decision.

VI. Cause of Action. Report the civil statute directly related to the cause of action and give a brief description of the cause. **Do not cite jurisdictional statutes unless diversity.** Example: U.S. Civil Statute: 47 USC 553
Brief Description: Unauthorized reception of cable service

VII. Requested in Complaint. Class Action. Place an "X" in this box if you are filing a class action under Rule 23, F.R.Cv.P.

Demand. In this space enter the dollar amount (in thousands of dollars) being demanded or indicate other demand such as a preliminary injunction.

Jury Demand. Check the appropriate box to indicate whether or not a jury is being demanded.

VIII. Related Cases. This section of the JS 44 is used to reference related pending cases if any. If there are related pending cases, insert the docket numbers and the corresponding judge names for such cases.

Date and Attorney Signature. Date and sign the civil cover sheet.

DEFENDANTS:

Eaton Vance Distributors, Inc.

Benjamin C. Esty

Allen R. Freedman

William H. Park

Ronald A. Pearlman

Helen Frame Peters

Heidi L. Steiger

Lynn A. Stout

Ralph F. Verni

Thomas Faust

Eaton Vance Municipals Trust

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1. Title of case (name of first party on each side only) Jeffrey Wiener v. Eaton Vance Distributors, Inc.

2. Category in which the case belongs based upon the numbered nature of suit code listed on the civil cover sheet. (See local rule 40.1(a)(1)).

- [✓] I. 160, 410, 470, 535, R.23, REGARDLESS OF NATURE OF SUIT.
- [ ] II. 195, 196, 368, 400, 440, 441-446, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950. *Also complete AO 120 or AO 121 for patent, trademark or copyright cases
- [ ] III. 110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.
- [ ] IV. 220, 422, 423, 430, 460, 462, 463, 465, 480, 490, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.
- [ ] V. 150, 152, 153.

3. Title and number, if any, of related cases. (See local rule 40.1(g)). If more than one prior related case has been filed in this district please indicate the title and number of the first filed case in this court.

4. Has a prior action between the same parties and based on the same claim ever been filed in this court?
YES [ ] NO [✓]

5. Does the complaint in this case question the constitutionality of an act of congress affecting the public interest? (See 28 USC §2403)
YES [ ] NO [✓]
If so, is the U.S.A. or an officer, agent or employee of the U.S. a party?
YES [ ] NO [ ]

6. Is this case required to be heard and determined by a district court of three judges pursuant to title 28 USC §2284?
YES [ ] NO [✓]

7. Do all of the parties in this action, excluding governmental agencies of the united states and the Commonwealth of Massachusetts ("governmental agencies"), residing in Massachusetts reside in the same division? - (See Local Rule 40.1(d)).
YES [ ] NO [✓]

A. If yes, in which division do all of the non-governmental parties reside?
Eastern Division [ ] Central Division [ ] Western Division [ ]

B. If no, in which division do the majority of the plaintiffs or the only parties, excluding governmental agencies, residing in Massachusetts reside?
Eastern Division [✓] Central Division [ ] Western Division [ ]

8. If filing a Notice of Removal - are there any motions pending in the state court requiring the attention of this Court? (If yes, submit a separate sheet identifying the motions)
YES [ ] NO [ ]

(PLEASE TYPE OR PRINT)
ATTORNEY'S NAME Glen DeValerio (BBO# 122010)
ADDRESS One Liberty Square, Boston, MA 02109
TELEPHONE NO. 617-542-8300

(CategoryForm-08.wpd -2/8/08)